John Hancock Tower, 27th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
November 25, 2015	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
VIA EDGAR AND FEDERAL EXPRESS	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
United States Securities and Exchange Commission	Hong Kong	Shanghai
Division of Corporation Finance	Houston	Silicon Valley
100 F Street, N.E.	London	Singapore
Mail Stop 3030	Los Angeles	Tokyo
Washington, D.C. 20549-6010	Madrid	Washington, D.C.

Attention:	Amanda Ravitz, Assistant Director
Mary Beth Breslin

Re:	HW Global, Inc.
Registration Statement on Form S-4
Filed October 16, 2015
File No. 333-207446

HeartWare International, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 001-34256

Ladies and Gentlemen:

On behalf of HW Global, Inc. (“HW Global” or “Holdco”) we are hereby filing an Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). HW Global most recently submitted a Registration Statement on Form S-4 on October 16, 2015 (the “Original Submission”) to the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement has been revised to reflect HW Global’s responses to the comment letter to the Original Submission received on November 12, 2015 from the staff of the Commission (the “Staff”).

In addition, on behalf of HeartWare International, Inc. (“HeartWare”) we are hereby filing an Amendment No. 1 to Annual Report on Form 10-K for fiscal year ended December 31, 2014 (the “Amended 10-K”). The Company submitted its Annual Report on Form 10-K for fiscal year ended December 31, 2015 on March 2, 2015 (the “Original 10-K”) to the Commission. The Amended 10-K has been revised to reflect HeartWare’s responses to the comment to the Original 10-K received in the same comment letter addressed to HW Global received from the Staff. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Original Submission, ten copies of the Amended 10-K, as well as copy of this letter.

November 25, 2015

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by HW Global and HeartWare’s responses thereto.

Comments to the Registration Statement

Questions and Answers about the Transactions and the Special Meetings, page 1

1.	Please add a Q & A to explain the purposes, advantages and disadvantages of the structure of the proposed transactions

Response: In response to the Staff’s comment, HW Global has added a question and answer beginning on page 2 of the Registration Statement.

The Transactions, page 8

2.	Please revise to identify the persons who are referenced as “Founders,” as mentioned on page 8 and elsewhere. It does not appear this term is defined in the prospectus or the business combination agreement

Response: In response to the Staff’s comment, HW Global has revised its disclosure to more clearly describe Mitraltech and to specify “Founders” as the “minority shareholders of Mitraltech.” “Founders” is no longer a defined term in the Registration Statement.

Background of the Transactions, page 40

3.	Please revise your disclosure on page 43-47 to describe in greater detail the negotiations during the meetings between HeartWare and Valtech to provide shareholders an understanding of how, when and why the terms of the proposed transactions evolved. For instance, describe (1) the “evidence based performance milestones” in the proposal on April 14, 2015, (2) the “key deal parameters and proposed transaction structures” discussed in the May 11, 2015 meeting, (3) the proposed merger consideration and structure terms discussed in the June 5, 2015 meeting and (4) the material remaining open issues discussed in the meeting on August 4, 2015.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 43 of the Registration Statement.

4.	We note your disclosure in the carryover paragraph beginning at the bottom of page 46 and continuing on page 47 describing four potential strategic alternatives. Please expand your disclosure to explain why the business combination transaction with Valtech remained the best strategic alternative to enhance value for HeartWare’s stockholders and why you decided not to pursue the alternatives.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 47 of the Registration Statement.

Recommendation of the HeartWare Board, page 49

5.	Please expand your disclosure in the fifth bullet point on page 49 where you discuss “potential synergies” and “greater efficiencies” considered by the board to describe the

November 25, 2015

synergies and efficiencies you expect to achieve and the basis for your expectations. Please also quantify these items, where possible, and explain any assumptions used to calculate the amounts.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 50 of the Registration Statement. HW Global notes that no synergies were quantified either for purposes of Canaccord’s analysis or the Valtech financial projections included in the S-4.

Opinion of Canaccord Genuity Inc., page 53

6.	Please provide us with copies of the materials prepared by Canaccord Genuity in connection with its fairness opinions, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations made to the board.

Response: HW Global will be separately submitting the Canaccord Genuity materials under a Confidential Treatment Request.

Board of Directors and Management After the Transactions, page 67

7.	We note the disclosure regarding who will serve as directors of Holdco. Please file the consents required by Rule 438 of Regulation C.

Response: In response to the Staff’s comment, HW Global has filed the consents required by Rule 438 of Regulation C.

Note 2. Basis of Presentation, page 83

8.	We see your discussion on page 83 that you do not have sufficient information to determine the fair value of the contingencies of Valtech to be acquired and therefore, these amounts are reflected in accordance with ASC 450 as applied by Valtech in its historical financial statements. Please explain to us the nature of these specific contingencies.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 84 of the Registration Statement.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 84

9.	Reference is made to adjustment (c). In light of the significant amount of goodwill you plan to record in connection with this acquisition, please include a qualitative discussion of the factors that make up the goodwill to be recorded. We refer you to the guidance in FASB ASC 805-30-50-1.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 85 of the Registration Statement.

10.	Reference is made to footnote (d) on page 85. We note that you have allocated $121.9 million of the purchase price to developed technology. Please revise to disclose the following:

•	The nature of the developed technology;

•	How you determined the estimated fair value assigned;

November 25, 2015

•	The estimated useful lives of the developed technology; and

•	How you determined that no amortization is necessary based upon the useful life.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 86 of the Registration Statement.

11.	In this regard, we note you estimate that $89.5 million of the purchase price represents purchased in-process research and development. Please revise disclose how you determined the fair value assigned to in-process research and development. Please also describe the current status of the project(s) and the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 86 of the Registration Statement.

12.	Reference is made to note (g). Please revise to disclose how you determined the amount of the contingent consideration liability.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 86 of the Registration Statement.

Explanatory Note Regarding the Business Combination Agreement, page 87

13.	We note your disclosure that the representations and warranties contained in the merger agreement were “qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Business Combination Agreement.” Because the description and the full business combination agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Response: HW Global confirms there is no additional information that would call into question the accuracy of the information contained in its disclosure.

Security Ownership of Certain Beneficial Owners and Management of HeartWare, page 134

14.	Please revise the table to identify the natural person or persons who exercise voting or dispositive control over the securities held by entities.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 136 of the Registration Statement.

Valtech Management’s Discussion and Analysis, page 161

15.	Please revise to remove the implication that the safe harbor you cite is applicable.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 163 of the Registration Statement.

November 25, 2015

Result of Operations, page 163

16.	We see that you provided Valtech’s comparison of the years ended December 31, 2014 and 2013 but it does not appear that you provided a discussion of the results of operations for the most recent interim period. Please revise.

Response: In response to the Staff’s comment, HW Global has revised the disclosure beginning on page 166 of the Registration Statement.

Comments to Form 10-K

Management’s Report on Internal Control over Financial Reporting, page 107

1.	We note your disclosure that your management concluded that your internal control over financial reporting was effective as of December 31, 2013. Please amend your filing to provide management’s conclusion on the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is December 31, 2014. Refer to the guidance in Item 308(a)(3) of Regulation S-K. Please also provide new, currently dated, certifications with your amendment.

Response: In response to the Staff’s comment, HeartWare has filed the Amended 10-K to amend and restate the referenced paragraph. In addition, HeartWare has filed and furnished currently dated certifications with the Amended 10-K.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

Steven B. Stokdyk, Esq.

of LATHAM & WATKINS LLP

cc:	Douglas Godshall, HeartWare International, Inc.

Peter McAree, HeartWare International, Inc.

Lawrence Knopf, HeartWare International, Inc.

Johan V. Brigham, Esq., Latham & Watkins LLP

Julie Scallen, Esq., Latham & Watkins LLP